# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KALARIS THERAPEUTICS, INC., CIK 0001754068
CUSIP: 482929106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 400 Connell Drive, Suite 5500, Berkeley Heights, New Jersey (NJ), 07922
Date of event which requires filing of this statement: 12/22/2025
Amends the filing with accession number 0001415889-25-008979
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,448,081; sole dispositive power 0; shared dispositive power 11,448,081; aggregate amount beneficially owned 11,448,081 (50% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,448,081; sole dispositive power 0; shared dispositive power 11,448,081; aggregate amount beneficially owned 11,448,081 (50% of the class)
- Samsara Opportunity Fund, L.P. (CIK 0002086193): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (6.5% of the class)
- Samsara Opportunity Fund GP, LLC (CIK 0002086456): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (6.5% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,500; shared voting power 12,948,081; sole dispositive power 5,500; shared dispositive power 12,948,081; aggregate amount beneficially owned 12,953,581 (56.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: KALARIS THERAPEUTICS, INC.
Address of issuer's principal executive offices: 400 Connell Drive, Suite 5500, Berkeley Heights, New Jersey (NJ), 07922
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 25, 2025 (the "Statement") by Samsara LP, Samsara GP and Dr. Akkaraju. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of Samsara BioCapital, L.P. ("Samsara LP"), Samsara BioCapital GP, LLC ("Samsara GP"), Samsara Opportunity Fund, L.P. ("Samsara Opportunity Fund") Samsara Opportunity Fund GP, LLC ("Samsara Opportunity GP") and Dr. Srinivas Akkaraju ("Dr. Akkaraju"). Samsara LP, Samsara GP, Samsara Opportunity Fund, Samsara Opportunity GP and Dr. Akkaraju are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 628 Middlefield Road, Palo Alto, CA 94301.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Dr. Akkaraju serves as the Managing Member of each of Samsara GP, which is the general partner of Samsara LP, and Samsara Opportunity GP, which is the general partner of Samsara Opportunity Fund.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Samsara LP, Samsara GP, Samsara Opportunity Fund and Samsara Opportunity GP was organized in the state of Delaware and Dr. Akkaraju is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

December 2025 Securities Purchase Agreement

On December 17, 2025, the Issuer entered into a securities purchase agreement (the "December 2025 Securities Purchase Agreement") with certain institutional accredited investors (the "December 2025 PIPE Investors"), including Samsara Opportunity Fund, pursuant to which the Issuer agreed to issue and sell to the December 2025 PIPE Investors in a private placement (the "December 2025 Private Placement") an aggregate of 4,200,000 shares of the Issuer's common stock (the "December 2025 PIPE Shares"), at a price per share of $10.00.

The December 2025 Private Placement closed on December 22, 2025. Samsara Opportunity Fund purchased 1,500,000 shares of the Issuer's common stock in the December 2025 Private Placement, for total consideration of $15 million, which was funded by capital contributions from its general and limited partners.

The foregoing description of the December 2025 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the December 2025 Securities Purchase Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of: (i) 8,702,418 shares of common stock outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025; (ii) 4,200,000 shares of common stock issued in the December 2025 Private Placement as reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 18, 2025; and (iii) with respect to Dr. Akkaraju, 5,500 shares of common stock issuable upon the exercise of stock options within 60 days.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 11,448,081 shares of common stock directly held by Samsara LP; (ii) 1,500,000 shares of common stock directly held by Samsara Opportunity Fund; and (iii) 5,500 stock options (right to buy) that are currently vested or scheduled to vest within 60 days of this filing held by Dr. Akkaraju.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.

Samsara Opportunity GP is the sole general partner of Samsara Opportunity Fund and Dr. Akkaraju is the managing member of Samsara Opportunity GP. Each of Samsara Opportunity GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara Opportunity Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

December 2025 Registration Rights Agreement

On December 17, 2025, the Issuer entered into a registration rights agreement (the "December 2025 Registration Rights Agreement") with the December 2025 PIPE Investors, pursuant to which the Issuer agreed to register for resale the December 2025 PIPE Shares held by the December 2025 PIPE Investors (the "December 2025 Registrable Securities"). Under the December 2025 Registration Rights Agreement,
the Issuer has agreed to file a registration statement (the "December 2025 Registration Statement") covering the resale of the December 2025 Registrable Securities as promptly as reasonably practicable following April 1, 2026 and in any event no later than five days following such date (the "Filing Deadline").

The Issuer also agreed to use reasonable best efforts to cause such registration statement to be declared effective at the earliest possible date and to keep such registration statement effective until the earlier of (i) the date on which the December 2025 PIPE Investors shall have resold all the December 2025 Registrable Securities covered thereby; and (ii) the date on which the December 2025 Registrable Securities may be resold by the December 2025 PIPE Investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act ("Rule 144"), without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect. Under the December 2025 Registration Rights Agreement, the Issuer is responsible for all fees and expenses incurred in connection with the registration of the December 2025 Registrable Securities and may be required to pay specified liquidated damages to the December 2025 PIPE Investors in the event the Issuer does not meet certain specified deadlines for filing, bringing effective and keeping effective a resale registration statement covering the December 2025 Registrable Securities. The December 2025 Registration Rights Agreement includes customary provisions regarding indemnification.

The foregoing description of the December 2025 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the December 2025 Registration Rights Agreement,
a copy of which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 18, 2025).

Exhibit 99.3 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on December 18, 2025).

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (12/22/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (12/22/2025)
- Samsara Opportunity Fund, L.P.: /s/ Srinivas Akkaraju, By Samsara Opportunity Fund GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (12/22/2025)
- Samsara Opportunity Fund GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (12/22/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (12/22/2025)